September 19, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing For Registered Investment Companies Listed on Schedule I
Managed by Legg Mason Partners Fund Advisor, LLC (the “Funds”)

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), I hereby submit for filing with the Securities and Exchange Commission: (1) a copy of the joint fidelity bond executed on behalf of the Funds; (2) copies of the resolutions of a majority of the Boards of Directors/Trustees who are not “interested persons” (as defined in the 1940 Act) of the Funds approving the amount, type, form and coverage of the joint fidelity bond and the portion of the premium to be paid by each Fund, as well as approving the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (as defined below), as amended to date; (3) a statement showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint fidelity bond; (4) a statement as to the period for which premiums have been paid under the joint fidelity bond; and (5) an agreement among the Funds concerning the allocation of fidelity bond recoveries (the “Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries”).

For purposes of (4) above, please note that the Funds have paid premiums under the joint fidelity bond for the period July 15, 2008 to July 15, 2009.

If you have any questions concerning this filing, please call the undersigned at (203) 703-7038.

Very truly yours,

/s/ Thomas C. Mandia
Thomas C. Mandia

Enclosures

cc:	Stephanie Beran
Rosemary D. Emmens

SCHEDULE I

LMP Corporate Loan Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset Zenix Income Fund Inc.

Barrett Opportunity Fund, Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset 2008 Worldwide Dollar Government Term Trust Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Emerging Markets Debt Fund Inc.

LMP Capital and Income Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Emerging Markets Income Fund II Inc.

Western Asset Emerging Markets Floating Rate Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Inflation Management Fund Inc.

Legg Mason Permal Global Active Strategies Fund

Legg Mason Permal Global Active Strategies Master Fund

Legg Mason Permal Global Active Strategies TEI Fund

Legg Mason Partners Trust II

Legg Mason Partners Capital Preservation Fund II

Legg Mason Partners Equity Trust

Legg Mason Partners Aggressive Growth Fund

Legg Mason Partners Appreciation Fund

Legg Mason Partners Capital and Income Fund

Legg Mason Partners Capital Fund

Legg Mason Partners Classic Values Fund

Legg Mason Partners Convertible Fund

Legg Mason Partners Diversified Large Cap Growth Fund

Legg Mason Partners Dividend Strategy Fund

Legg Mason Partners Emerging Markets Equity Fund

Legg Mason Partners Equity Fund

Legg Mason Partners Financial Services Fund

Legg Mason Partners Fundamental Value Fund

Legg Mason Partners Global Equity Fund

Legg Mason Partners International All Cap Opportunity Fund

Legg Mason Partners Investors Value Fund

Legg Mason Partners Large Cap Growth Fund

Legg Mason Partners Lifestyle Allocation 100%

Legg Mason Partners Lifestyle Allocation 30%

Legg Mason Partners Lifestyle Allocation 50%

Legg Mason Partners Lifestyle Allocation 70%

Legg Mason Partners Lifestyle Allocation 85%

Legg Mason Partners Lifestyle Income Fund

Legg Mason Partners Mid Cap Core Fund

Legg Mason Partners All Cap Fund

Legg Mason Partners S&P 500 Index Fund

Legg Mason Partners Small Cap Core Fund

Legg Mason Partners Small Cap Growth Fund

Legg Mason Partners Small Cap Value Fund

Legg Mason Partners Social Awareness Fund

Legg Mason Partners Income Trust

Legg Mason Partners Adjustable Rate Income Fund

Legg Mason Partners California Municipals Fund

Legg Mason Partners Core Bond Fund

Legg Mason Partners Core Plus Bond Fund

Legg Mason Partners Diversified Strategic Income Fund

Legg Mason Partners Global High Yield Bond Fund

Legg Mason Partners Government Securities Fund

Legg Mason Partners High Income Fund

Legg Mason Partners Inflation Management Fund

Legg Mason Partners Intermediate Maturity California Municipals Fund

Legg Mason Partners Intermediate Maturity New York Municipals Fund

Legg Mason Partners Intermediate-Term Municipals Fund

Legg Mason Partners Investment Grade Bond Fund

Legg Mason Partners Managed Municipals Fund

Legg Mason Partners Massachusetts Municipals Fund

Legg Mason Partners Municipal High Income Fund

Legg Mason Partners New Jersey Municipals Fund

Legg Mason Partners New York Municipals Fund

Legg Mason Partners Oregon Municipals Fund

Legg Mason Partners Pennsylvania Municipals Fund

Legg Mason Partners Short Duration Municipal Income Fund

Legg Mason Partners Short/Intermediate U.S. Government Fund

Legg Mason Partners Short-Term Investment Grade Bond Fund

Western Asset Emerging Markets Debt Portfolio

Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Variable Equity Trust

Legg Mason Partners Variable Aggressive Growth Portfolio

Legg Mason Partners Variable Appreciation Portfolio

Legg Mason Partners Variable Dividend Strategy Portfolio

Legg Mason Partners Variable Equity Index Portfolio

Legg Mason Partners Variable Fundamental Value Portfolio

Legg Mason Partners Variable International All Cap Opportunity Portfolio

Legg Mason Partners Variable Investors Portfolio

Legg Mason Partners Variable Large Cap Growth Portfolio

Legg Mason Partners Variable Lifestyle Allocation 50%

Legg Mason Partners Variable Lifestyle Allocation 70%

Legg Mason Partners Variable Lifestyle Allocation 85%

Legg Mason Partners Variable Mid Cap Core Portfolio

Legg Mason Partners Variable Multiple Discipline Portfolio – All Cap Growth and Value

Legg Mason Partners Variable Capital and Income Portfolio

Legg Mason Partners Variable Multiple Discipline Portfolio – Global All Cap Growth and Value

Legg Mason Partners Variable Multiple Discipline Portfolio – Large Cap Growth and Value

Legg Mason Partners Variable Small Cap Growth Portfolio

Legg Mason Partners Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust

Legg Mason Partners Variable Adjustable Rate Income Portfolio

Legg Mason Partners Variable Diversified Strategic Income Portfolio

Legg Mason Partners Variable Global High Yield Bond Portfolio

Legg Mason Partners Variable Government Portfolio

Legg Mason Partners Variable High Income Portfolio

Legg Mason Partners Variable Money Market Portfolio

Legg Mason Partners Variable Strategic Bond Portfolio

Legg Mason Partners Money Market Trust

Western Asset California Municipal Money Market Fund

Citi California Tax Free Reserves

Citi Cash Reserves

Citi Connecticut Tax Free Reserves

Citi New York Tax Free Reserves

Citi Tax Free Reserves

Citi U.S. Treasury Reserves

Western Asset Massachusetts Municipal Money Market Fund

Western Asset New York Municipal Money Market Fund

Western Asset Money Market Fund

Western Asset Government Money Market Fund

Western Asset Municipal Money Market Fund

Legg Mason Partners Institutional Trust

Western Asset Institutional Money Market Fund

Citi Institutional Cash Reserves

Citi Institutional Enhanced Income Fund

Citi Institutional Liquid Reserves

Citi Institutional Tax Free Reserves

Citi Institutional U.S. Treasury Reserves

Western Asset Institutional Government Money Market Fund

Western Asset Institutional Municipal Money Market Fund

SMASh Series C Fund

SMASh Series EC Fund

SMASh Series M Fund

SMASh Series MEC Fund

Legg Mason Partners Premium Money Market Trust

Citi Premium Liquid Reserves

Citi Premium U.S. Treasury Reserves

Master Portfolio Trust

Liquid Reserves Portfolio

U.S. Treasury Reserves Portfolio

Tax Free Reserves Portfolio

Prime Cash Reserves Portfolio

Institutional Enhanced Portfolio

SMASh Series C Portfolio

SMASh Series EC Portfolio

SMASh Series M Portfolio

SMASh Series MEC Portfolio

AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND

RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 19th day of September, 2008 by and among the management investment companies listed on Schedule I (each, a “Fund” and collectively, the “Funds”), all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Funds (“Joint Fidelity Bond”):

WHEREAS: each of the Funds has registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as either an open-end management investment company or a closed-end management investment company; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Funds each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1.	In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

2.	In the event that the claims of loss of the Funds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Funds for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A. First, all claims of each Fund which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Fund; and

B. Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Funds in proportion to the total of the unsatisfied amount of the claims of each Fund.

3.	Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. Any insured under the Joint Fidelity Bond that is not currently listed on Schedule I hereto may be added to this Agreement by a written amendment.

4.	This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Fund has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ R. Jay Gerken
R. Jay Gerken
President, each of the Funds listed on Schedule I (except Barrett Opportunity Fund, Inc.)

/s/ Peter H. Shriver
Peter H. Shriver
President, Barrett Opportunity Fund, Inc.

SCHEDULE I

Barrett Opportunity Fund, Inc.

LMP Corporate Loan Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset Zenix Income Fund Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset 2008 Worldwide Dollar Government Term Trust Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Emerging Markets Debt Fund Inc.

LMP Capital and Income Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Emerging Markets Income Fund II Inc.

Western Asset Emerging Markets Floating Rate Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Inflation Management Fund Inc.

Legg Mason Permal Global Active Strategies Fund

Legg Mason Permal Global Active Strategies Master Fund

Legg Mason Permal Global Active Strategies TEI Fund

Legg Mason Partners Equity Trust

Legg Mason Partners 130/30 U.S. Large Cap Equity Fund

Legg Mason Partners Aggressive Growth Fund

Legg Mason Partners Appreciation Fund

Legg Mason Partners Capital and Income Fund

Legg Mason Partners Capital Fund

Legg Mason Partners Classic Values Fund

Legg Mason Partners Convertible Fund

Legg Mason Partners Diversified Large Cap Growth Fund

Legg Mason Partners Dividend Strategy Fund

Legg Mason Partners Emerging Markets Equity Fund

Legg Mason Partners Equity Fund

Legg Mason Partners Equity Income Builder Fund

Legg Mason Partners Financial Services Fund

Legg Mason Partners Fundamental Value Fund

Legg Mason Partners Global Equity Fund

Legg Mason Partners International All Cap Opportunity Fund

Legg Mason Partners Investors Value Fund

Legg Mason Partners Large Cap Growth Fund

Legg Mason Partners Lifestyle Allocation 100%

Legg Mason Partners Lifestyle Allocation 30%

Legg Mason Partners Lifestyle Allocation 50%

Legg Mason Partners Lifestyle Allocation 70%

Legg Mason Partners Lifestyle Allocation 85%

Legg Mason Partners Lifestyle Income Fund

Legg Mason Partners Mid Cap Core Fund

Legg Mason Partners All Cap Fund

Legg Mason Partners S&P 500 Index Fund

Legg Mason Partners Small Cap Core Fund

Legg Mason Partners Small Cap Growth Fund

Legg Mason Partners Small Cap Value Fund

Legg Mason Partners Social Awareness Fund

Legg Mason Partners Target Retirement 2015

Legg Mason Partners Target Retirement 2020

Legg Mason Partners Target Retirement 2025

Legg Mason Partners Target Retirement 2030

Legg Mason Partners Target Retirement 2035

Legg Mason Partners Target Retirement 2040

Legg Mason Partners Target Retirement 2045

Legg Mason Partners Target Retirement 2050

Legg Mason Partners Target Retirement Fund

Legg Mason Partners U.S. Large Cap Equity Fund

Legg Mason Partners Income Trust

Legg Mason Partners Adjustable Rate Income Fund

Legg Mason Partners California Municipals Fund

Legg Mason Partners Core Bond Fund

Legg Mason Partners Core Plus Bond Fund

Legg Mason Partners Diversified Strategic Income Fund

Legg Mason Partners Global High Yield Bond Fund

Legg Mason Partners Global Income Fund

Legg Mason Partners Government Securities Fund

Legg Mason Partners High Income Fund

Legg Mason Partners Global Inflation Management Fund (f/k/a Legg Mason Partners Inflation Management Fund)

Legg Mason Partners Intermediate Maturity California Municipals Fund

Legg Mason Partners Intermediate Maturity New York Municipals Fund

Legg Mason Partners Intermediate-Term Municipals Fund

Legg Mason Partners Intermediate-Term U.S. Government Fund (f/k/a Legg Mason Partners Short/Intermediate U.S. Government Fund)

Legg Mason Partners Corporate Bond Fund (f/k/a Legg Mason Partners Investment Grade Bond Fund)

Legg Mason Partners Managed Municipals Fund

Legg Mason Partners Massachusetts Municipals Fund

Legg Mason Partners Municipal High Income Fund

Legg Mason Partners New Jersey Municipals Fund

Legg Mason Partners New York Municipals Fund

Legg Mason Partners Oregon Municipals Fund

Legg Mason Partners Pennsylvania Municipals Fund

Legg Mason Partners Short Duration Municipal Income Fund

Legg Mason Partners Short-Term Bond Fund (f/k/a Legg Mason Partners Short-Term Investment Grade Bond Fund)

Western Asset Emerging Markets Debt Portfolio

Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Money Market Trust

Citi California Tax Free Reserves

Citi Cash Reserves

Citi Connecticut Tax Free Reserves

Citi New York Tax Free Reserves

Citi Tax Free Reserves

Citi U.S. Treasury Reserves

Western Asset California Municipal Money Market Fund

Western Asset Massachusetts Municipal Money Market Fund

Western Asset New York Municipal Money Market Fund

Western Asset Money Market Fund

Western Asset Government Money Market Fund

Western Asset Municipal Money Market Fund

Legg Mason Partners Institutional Trust

Western Asset Institutional Money Market Fund

Citi Institutional Cash Reserves

Citi Institutional Enhanced Income Fund

Citi Institutional Liquid Reserves

Citi Institutional Tax Free Reserves

Citi Institutional U.S. Treasury Reserves

Western Asset Institutional Government Money Market Fund

Western Asset Institutional Municipal Money Market Fund

SMASh Series C Fund

SMASh Series EC Fund

SMASh Series M Fund

SMASh Series MEC Fund

Legg Mason Partners Premium Money Market Trust

Citi Premium Liquid Reserves

Citi Premium U.S. Treasury Reserves

Master Portfolio Trust

Liquid Reserves Portfolio

U.S. Treasury Reserves Portfolio

Tax Free Reserves Portfolio

Prime Cash Reserves Portfolio

Institutional Enhanced Portfolio

SMASh Series C Portfolio

SMASh Series EC Portfolio

SMASh Series M Portfolio

SMASh Series MEC Portfolio

Legg Mason Partners Variable Equity Trust

Legg Mason Partners Variable Aggressive Growth Portfolio

Legg Mason Partners Variable Appreciation Portfolio

Legg Mason Partners Variable Dividend Strategy Portfolio

Legg Mason Partners Variable Equity Index Portfolio

Legg Mason Partners Variable Fundamental Value Portfolio

Legg Mason Partners Variable International All Cap Opportunity Portfolio

Legg Mason Partners Variable Investors Portfolio

Legg Mason Partners Variable Large Cap Growth Portfolio

Legg Mason Partners Variable Lifestyle Allocation 50%

Legg Mason Partners Variable Lifestyle Allocation 70%

Legg Mason Partners Variable Lifestyle Allocation 85%

Legg Mason Partners Variable Mid Cap Core Portfolio

Legg Mason Partners Variable Capital Portfolio

Legg Mason Partners Variable Capital and Income Portfolio

Legg Mason Partners Variable Global Equity Portfolio

Legg Mason Partners Variable Small Cap Growth Portfolio

Legg Mason Partners Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust

Legg Mason Partners Variable Adjustable Rate Income Portfolio

Legg Mason Partners Variable Diversified Strategic Income Portfolio

Legg Mason Partners Variable Global High Yield Bond Portfolio

Legg Mason Partners Government Portfolio

Legg Mason Partners Variable High Income Portfolio

Legg Mason Partners Variable Money Market Portfolio

Legg Mason Partners Variable Strategic Bond Portfolio

RESOLVED:	That the purchase of the fidelity bond coverage with ICI Mutual Insurance Company for the period July 15, 2008 through July 14, 2009, which coverage is maintained jointly on behalf of each of the Funds and the other parties named as insureds therein, including certain investment companies in the Legg Mason Partners Funds complex and Barrett Opportunity Fund Inc., and which provides coverage in the aggregate amount of $100 million is approved; and further

RESOLVED:	That it is the finding of the Board that the fidelity bond coverage with ICI Mutual Insurance Company for the July 15, 2008 through July 14, 2009 policy period in the aggregate amount of $100 million covering among others, officers and employees of each of the Funds in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each of the Funds to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of each of the Funds and the nature of the securities in each of the Funds’ series; and further

RESOLVED:	That the payment by each of the Funds of its portion of the total premium of $525,000 for the period July 15, 2008 through July 14, 2009 for the aforementioned joint insured fidelity bond is fair and reasonable and therefore approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such parties, the amount of the joint insured fidelity bond; the amount of the premium to be allocated among all parties as insureds; and the extent to which the share of the premium allocated to each of the Funds is less than the premium that each of the Funds would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED:	That the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries entered into among the Funds and the other named insureds under the foregoing fidelity bond coverage is approved and that each officer of the Fund, acting singly, is authorized to execute and deliver such Agreement, with such changes as such officer may by his execution and delivery approve, the execution and delivery of said Agreement to be conclusive evidence of the Trustees’ approval; and further

RESOLVED:	That the officers of the Fund are authorized to make any and all payments, in the name and on behalf of the Fund, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and further

RESOLVED:	That the officers of the Fund are directed to file the fidelity bond with the Securities and Exchange Commission and to make the other filings and give the notices as required by Paragraph (g) of Rule 17g-1 of the 1940 Act.

Rule 17g-1 Insurance Requirement

July 31, 2008

Based on Net Assets - Fund Level

Fund Number	Fund Name	Control Date	Gross Assets	Net Assets	Variance	min_coverage
N47U	LMP SMASh Series EC Fund Spoke	7/31/2008	36,088,079.50	35,977,007.09	111,072.41	350,000.00
N43U	LMP SMASh Series C Fund Spoke	7/31/2008	32,502,171.79	32,391,980.26	110,191.53	300,000.00
N41U	LMP SMASh Series M Fund Spoke	7/31/2008	103,252,210.19	102,997,390.18	254,820.01	525,000.00
N49U	SMASh Series MEC Fund Spoke	7/31/2008	35,522.05	9,589.67	25,932.38	50,000.00
N43S	SMASh Series C Seed Account Spoke	7/31/2008	4,469.05	828.90	3,640.15	50,000.00
N4SB	SMASh Series C Portfolio Hub	7/31/2008	32,358,905.32	32,331,460.28	27,445.04	300,000.00
N47S	SMASh Series EC Seed Account Spoke	7/31/2008	4,590.52	915.51	3,675.01	50,000.00
N4SD	SMASh Series EC Portfolio Hub	7/31/2008	50,086,568.23	35,865,185.66	14,221,382.57	400,000.00
N41S	SMASh Series M Seed Account Spoke	7/31/2008	3,352.83	848.96	2,503.87	50,000.00
N4SA	SMASh Series M Portfolio Hub	7/31/2008	143,060,358.32	102,733,267.87	40,327,090.45	525,000.00
N49S	SMASh Series MEC Seed Account Spoke	7/31/2008	12,463,432.62	12,461,688.95	1,743.67	200,000.00
N4SG	SMASh Series MEC Portfolio Hub	7/31/2008	12,515,858.22	12,492,153.59	23,704.63	200,000.00
N4YR	Scholars Choice Portfolio Cash Reserve Option	7/31/2008	28,280,819.91	28,226,060.18	54,759.73	300,000.00
N4D6	Scholars Choice Fixed Income Portfolio	7/31/2008	24,015,176.40	23,998,855.97	16,320.43	250,000.00
N4Q8	LMP Inflation Management Fund	7/31/2008	81,687,603.87	43,792,362.84	37,895,241.03	450,000.00
N4U0	WA Emerging Markets Debt Portfolio	7/31/2008	28,598,572.74	28,242,422.93	356,149.81	300,000.00
N4Y4	LMP Short Duration Muni Income Fund	7/31/2008	45,003,703.87	44,791,988.44	211,715.43	350,000.00
N4Y8	LMP Variable Adjustable Rate Income Port	7/31/2008	35,166,551.40	29,138,077.95	6,028,473.45	350,000.00
N4F7	LMP Lifestyle Income Fund	7/31/2008	33,698,091.23	33,478,698.02	219,393.21	300,000.00
N4T9	WA Global High Yield Bond Portfolio	7/31/2008	55,841,869.33	39,164,139.08	16,677,730.25	400,000.00
N4U5	WA High Income Fund Inc.	7/31/2008	48,221,884.99	47,783,573.55	438,311.44	350,000.00
N4U7	WA Emerging Markets Float Rate Fd Inc	7/31/2008	55,207,494.99	54,299,601.43	907,893.56	400,000.00
N4N2	LMP Small Cap Core Fund	7/31/2008	36,829,330.49	36,561,191.25	268,139.24	350,000.00
N431	LMP Variable Global Equity Portfolio	7/31/2008	71,912,831.40	70,104,504.75	1,808,326.65	400,000.00
N4Y1	LMP Variable Capital Portfolio	7/31/2008	175,834,466.83	175,614,289.42	220,177.41	600,000.00
N4AG	WA Emerging Markets Income Fd Inc.	7/31/2008	63,004,605.95	60,002,416.45	3,002,189.50	400,000.00
N4J0	LMP Inter Maturity CA Municipals Fund	7/31/2008	99,845,928.63	95,836,145.87	4,009,782.76	450,000.00
N4D5	Scholars Choice Portfolio VII	7/31/2008	94,125,827.85	94,062,675.95	63,151.90	450,000.00
N4VG	LMP Emerging Markets Equity Fund	7/31/2008	100,833,685.46	100,031,497.63	802,187.83	525,000.00
N4O6	LMP Short/Intermediate US Govt Fund	7/31/2008	82,589,892.19	45,193,856.40	37,396,035.79	450,000.00
N4H9	LMP Oregon Municipals Fund	7/31/2008	88,660,081.53	88,206,727.28	453,354.25	450,000.00

N41P	LMP Variable Div Strategic Inc Port	7/31/2008	63,982,521.63	50,031,141.17	13,951,380.46	400,000.00
N4IC	LMP Variable Dividend Strategy Port	7/31/2008	62,598,737.64	62,288,330.21	310,407.43	2,500,000.00
N4G2	LMP Variable Lifestyle Allocation 85%	7/31/2008	84,526,610.61	84,466,254.07	60,356.54	450,000.00
N4T5	LMP Variable Small Cap Growth Port	7/31/2008	140,545,415.21	140,261,863.48	283,551.73	525,000.00
N4P6	LMP Variable Social Awareness Port	7/31/2008	80,476,112.07	80,314,663.71	161,448.36	450,000.00
N4P3	LMP Convertible Fund	7/31/2008	60,946,908.47	60,420,315.03	526,593.44	400,000.00
N4J3	LMP Massachusetts Municipals Fund	7/31/2008	124,987,560.30	124,383,527.14	604,033.16	525,000.00
N4J9	WA Zenix Income Fund Inc.	7/31/2008	79,672,731.91	79,052,662.20	620,069.71	450,000.00
N4U1	LMP Variable Strategic Bond Port	7/31/2008	96,725,519.74	65,652,892.30	31,072,627.44	450,000.00
N4F0	LMP Lifestyle Allocation 30%	7/31/2008	101,209,879.06	101,133,733.33	76,145.73	525,000.00
N4I1	LMP Inter Maturity NY Municipals Fund	7/31/2008	124,876,044.98	124,325,743.60	550,301.38	525,000.00
N4V2	WA Municipal Partners Fund Inc.	7/31/2008	223,907,188.22	220,535,077.52	3,372,110.70	600,000.00
N49K	LMP 130/30 U.S. Large Cap Equity Fund	7/31/2008	10,761,658.47	10,665,177.53	96,480.94	2,500,000.00
0963	LMP Financial Services Fund	7/31/2008	138,218,710.10	73,283,863.79	64,934,846.31	400,000.00
0978	LMP Global Income Fund	7/31/2008	254,308,096.14	25,945,163.64	228,362,932.50	750,000.00
LI71	Citi Institutional Enhanced Income Fund	7/31/2008	29,870,718.66	29,714,392.05	156,326.61	300,000.00
N4M4	LMP Variable Mid Cap Core Port	7/31/2008	88,326,751.38	88,165,659.86	161,091.52	450,000.00
N4H7	LMP Pennsylvania Municipals Fund	7/31/2008	155,670,371.36	154,969,743.40	700,627.96	600,000.00
N4G3	LMP Variable Lifestyle Allocation 70%	7/31/2008	92,379,908.65	92,324,945.15	54,963.50	450,000.00
N4U2	LMP Variable Global High Yield Bond Port	7/31/2008	126,746,599.21	125,417,443.54	1,329,155.67	525,000.00
N4N7	Exchange Fund 4	7/31/2008	96,175,912.67	96,007,446.39	168,466.28	450,000.00
N4JF	WA Inflation Management Fund Inc.	7/31/2008	194,646,342.21	129,362,829.78	65,283,512.43	600,000.00
N4O5	Barrett Opportunity Fund, Inc.	7/31/2008	114,178,708.28	113,980,469.82	198,238.46	525,000.00
KVC5	LMP Diversified Large Cap Growth Fund	7/31/2008	119,475,579.77	119,282,787.61	192,792.16	525,000.00
N4VF	WA Variable Rate Strategic Fd Inc.	7/31/2008	147,373,794.52	133,652,959.87	13,720,834.65	525,000.00
N4J1	WA Municipal High Income Fund Inc.	7/31/2008	165,459,034.28	165,149,038.75	309,995.53	600,000.00
N4C6	LMP Variable International All Cap Opp Port	7/31/2008	118,733,813.75	118,313,942.40	419,871.35	525,000.00
LI17	Citi U.S. Treasury Reserves	7/31/2008	1,178,978,434.06	1,177,435,961.80	1,542,472.26	1,250,000.00
LI29	WA U.S. Treasury Reserves, Ltd.	7/31/2008	317,275,290.45	317,074,399.98	200,890.47	750,000.00
N4H6	WA Intermediate Muni Fund Inc.	7/31/2008	183,006,416.48	182,831,617.92	174,798.56	600,000.00
N4LF	LMP Lifestyle Allocation 100%	7/31/2008	63,766,472.42	63,722,207.43	44,264.99	400,000.00
LI18	Citi Premium U.S. Treasury Reserves	7/31/2008	371,125,409.51	370,444,862.31	680,547.20	750,000.00
N4D4	Scholars Choice Portfolio VI	7/31/2008	237,779,338.01	237,625,562.61	153,775.40	600,000.00
N4AJ	WA Worldwide Income Fund Inc.	7/31/2008	199,516,823.16	187,687,984.54	11,828,838.62	600,000.00
N4I6	LMP Core Bond Fund	7/31/2008	401,436,826.23	287,397,158.70	114,039,667.53	750,000.00
N45C	LMP Variable Capital and Income Port	7/31/2008	339,738,813.63	323,373,818.05	16,364,995.58	2,500,000.00
N4U6	WA Global Partners Income Fund Inc.	7/31/2008	248,062,363.91	175,331,465.65	72,730,898.26	600,000.00

N4C4	LMP Variable Lifestyle Allocation 50%	7/31/2008	171,204,857.88	171,146,445.17	58,412.71	600,000.00
N4V6	LMP Corporate Loan Fund Inc.	7/31/2008	207,026,505.49	204,720,548.92	2,305,956.57	600,000.00
N4J5	LMP New Jersey Municipals Fund	7/31/2008	267,780,360.15	266,588,295.80	1,192,064.35	750,000.00
N4D1	Scholars Choice Portfolio III	7/31/2008	252,834,433.86	252,685,139.49	149,294.37	750,000.00
N4C9	Scholars Choice Portfolio I	7/31/2008	235,561,964.30	235,479,906.54	82,057.76	600,000.00
N4K6	LMP Core Plus Bond Fund	7/31/2008	228,736,029.66	178,581,377.60	50,154,652.06	600,000.00
N4C0	Scholars Choice Portfolio II	7/31/2008	205,328,631.60	205,159,350.14	169,281.46	600,000.00
N4D3	Scholars Choice Portfolio V	7/31/2008	259,941,553.40	259,781,426.41	160,126.99	750,000.00
LI25	Citi Premium Liquid Reserves Ltd	7/31/2008	299,600,607.82	298,830,862.22	769,745.60	750,000.00
N4G0	WA Massachusetts Municipal Money Market Fund	7/31/2008	334,052,332.71	333,493,416.97	558,915.74	750,000.00
N4P7	LMP Social Awareness Fund	7/31/2008	210,742,756.80	210,335,009.28	407,747.52	600,000.00
N4K1	LMP Variable High Income Port	7/31/2008	193,334,566.07	192,395,726.55	938,839.52	600,000.00
KVC3	LMP Global Equity Fund	7/31/2008	258,799,423.63	250,365,527.77	8,433,895.86	750,000.00
LI72	Citi Institutional Enhanced Income Portfolio Ltd	7/31/2008	8,073,708.51	7,950,447.18	123,261.33	175,000.00
LI70	Citi Institutional Enhanced Income Portfolio Hub	7/31/2008	37,941,050.30	37,909,389.07	31,661.23	350,000.00
LI07	Citi California Tax Free Reserves	7/31/2008	247,120,673.10	246,630,352.14	490,320.96	600,000.00
N4Q2	LMP Variable Investors Port	7/31/2008	377,901,929.16	376,214,291.46	1,687,637.70	750,000.00
N4L0	LMP Variable Large Cap Growth Port	7/31/2008	225,580,610.26	223,258,156.45	2,322,453.81	600,000.00
N4J8	WA Managed High Income Fund Inc.	7/31/2008	274,903,200.55	273,686,882.62	1,216,317.93	750,000.00
N4F6	LMP Lifestyle Allocation 50%	7/31/2008	306,436,271.11	306,143,640.05	292,631.06	750,000.00
N4AH	WA Emerging Markets Income Fd II Inc.	7/31/2008	360,118,081.84	345,817,527.07	14,300,554.77	750,000.00
N4LA	LMP Real Estate Income Fund Inc.	7/31/2008	255,855,350.63	255,089,376.94	765,973.69	750,000.00
N4U8	WA 2008 Govt Term Trust Inc.	7/31/2008	355,128,766.40	354,743,584.61	385,181.79	750,000.00
N4Q4	LMP International All Cap Opportunity Fd	7/31/2008	288,340,903.58	287,271,168.22	1,069,735.36	750,000.00
N4N0	LMP Adjustable Rate Income Fund	7/31/2008	358,061,550.22	293,061,804.31	64,999,745.91	750,000.00
N4K7	LMP Short Term Inv Grade Bond Fund	7/31/2008	323,543,377.52	268,289,609.94	55,253,767.58	750,000.00
LI21	Citi Connecticut Tax Free Reserves	7/31/2008	457,200,069.57	444,289,392.75	12,910,676.82	750,000.00
LI14	Citi Tax Free Reserves	7/31/2008	415,501,008.37	414,781,326.87	719,681.50	750,000.00
N4Y7	WA Global High Income Fund Inc.	7/31/2008	648,183,362.81	384,879,156.02	263,304,206.79	900,000.00
N4J2	LMP Municipal High Income Fund	7/31/2008	538,416,039.99	535,571,240.83	2,844,799.16	900,000.00
N4H5	LMP Variable Money Market Port	7/31/2008	580,717,334.44	572,370,222.98	8,347,111.46	900,000.00
N4D2	Scholars Choice Portfolio IV	7/31/2008	460,688,657.79	460,405,660.16	282,997.63	750,000.00
N4N3	LMP S&P 500 Index Fund	7/31/2008	389,371,845.74	388,404,176.96	967,668.78	750,000.00
LI10	Citi Premium Liquid Reserves	7/31/2008	429,837,506.35	428,721,292.65	1,116,213.70	750,000.00
N4K0	WA High Income Opportunity Fd Inc.	7/31/2008	456,834,055.80	454,829,769.50	2,004,286.30	750,000.00
N4F9	LMP Lifestyle Allocation 70%	7/31/2008	503,360,495.43	502,857,957.49	502,537.94	900,000.00
N4JB	WA Emerging Markets Debt Fund Inc.	7/31/2008	584,950,283.35	558,681,676.65	26,268,606.70	900,000.00

N4D7	Scholars Choice Equity Portfolio	7/31/2008	520,103,914.57	519,796,086.36	307,828.21	900,000.00
N4NK	LMP Capital and Income Fund Inc.	7/31/2008	716,286,669.00	507,029,916.89	209,256,752.11	2,500,000.00
N4F8	LMP Lifestyle Allocation 85%	7/31/2008	600,518,853.80	599,910,101.53	608,752.27	900,000.00
N4W6	LMP Small Cap Value Fund	7/31/2008	340,114,281.25	339,290,462.85	823,818.40	750,000.00
N4J6	LMP Intermediate-Term Municipals Fd	7/31/2008	845,176,759.74	815,434,679.25	29,742,080.49	1,000,000.00
N4I3	LMP New York Municipals Fund	7/31/2008	763,562,202.05	760,152,746.75	3,409,455.30	1,000,000.00
N4I4	WA Managed Municipals Fund Inc.	7/31/2008	750,414,180.53	740,239,017.64	10,175,162.89	1,000,000.00
N4J7	LMP High Income Fund	7/31/2008	508,131,566.50	500,941,305.67	7,190,260.83	900,000.00
N4K5	LMP Investment Grade Bond Fund	7/31/2008	481,392,228.81	477,988,206.82	3,404,021.99	750,000.00
N4I5	LMP California Municipals Fund	7/31/2008	903,911,866.32	859,542,989.57	44,368,876.75	1,000,000.00
N4C7	LMP Variable Appreciation Port	7/31/2008	825,860,414.45	817,418,330.83	8,442,083.62	1,000,000.00
N41O	LMP Diversified Strategic Income Fund	7/31/2008	738,166,986.27	616,228,071.63	121,938,914.64	900,000.00
LI19	Citi Institutional U.S. Treasury Reserves	7/31/2008	12,333,296,552.78	12,316,335,122.52	16,961,430.26	2,500,000.00
N4T8	LMP Equity Fund	7/31/2008	679,637,145.66	673,865,704.35	5,771,441.31	900,000.00
N4W8	LMP Variable Fundamental Value Port	7/31/2008	905,671,431.33	900,785,427.48	4,886,003.85	1,000,000.00
N4V8	WA High Income Fund II Inc.	7/31/2008	1,123,293,590.37	767,439,548.32	355,854,042.05	1,250,000.00
N4B6	LMP Government Securities Fund	7/31/2008	929,327,636.41	604,154,559.36	325,173,077.05	1,000,000.00
N4M5	LMP Mid Cap Core Fund	7/31/2008	904,625,834.79	903,156,106.89	1,469,727.90	1,000,000.00
N4P0	LMP Small Cap Growth Fund	7/31/2008	903,307,748.11	901,229,816.57	2,077,931.54	1,000,000.00
N4P0	LMP Small Cap Growth Fund	7/31/2008	903,307,748.11	901,229,816.57	2,077,931.54	1,000,000.00
LI15	Citi New York Tax Free Reserves	7/31/2008	974,216,241.05	972,634,201.26	1,582,039.79	1,000,000.00
N4C5	LMP Variable Aggressive Growth Port	7/31/2008	983,239,895.04	982,364,038.19	875,856.85	1,000,000.00
N4U3	LMP Global High Yield Bond Fund	7/31/2008	739,332,017.79	725,676,226.60	13,655,791.19	900,000.00
LI16	Citi Treasury Reserves Hub	7/31/2008	14,251,266,640.46	14,200,516,936.46	50,749,704.00	2,500,000.00
LI34	Citi Institutional Cash Reserves Ltd	7/31/2008	4,616,707,252.95	4,607,586,698.84	9,120,554.11	2,500,000.00
N4M0	LMP All Cap Fund	7/31/2008	646,714,014.76	633,156,407.74	13,557,607.02	900,000.00
N4O8	LMP Capital Fund	7/31/2008	717,359,128.57	714,881,294.74	2,477,833.83	900,000.00
LI44	Citi Institutional Tax Free Reserves	7/31/2008	2,191,281,562.36	2,188,028,686.37	3,252,875.99	1,700,000.00
N4G5	WA Institutional Government Money Market Fund	7/31/2008	6,656,464,528.41	6,543,576,063.23	112,888,465.18	2,500,000.00
LI09	Citi Cash Reserves	7/31/2008	1,260,306,701.05	1,257,191,028.97	3,115,672.08	1,250,000.00
N4N1	LMP Variable Equity Index Port	7/31/2008	983,070,433.65	981,318,019.96	1,752,413.69	1,000,000.00
LI13	Citi Institutional Tax Free Reserves Hub	7/31/2008	2,625,117,004.16	2,606,411,757.15	18,705,247.01	1,900,000.00
N4O9	LMP Investors Value Fund	7/31/2008	959,517,682.27	955,954,650.42	3,563,031.85	1,000,000.00
N4G8	WA New York Municipal Money Market Fund	7/31/2008	3,106,183,191.97	3,101,693,647.19	4,489,544.78	2,100,000.00
N4H2	WA Government Money Market Fund	7/31/2008	7,280,954,990.94	7,217,267,331.57	63,687,659.37	2,500,000.00
N4WC	LMP Dividend Strategy Fund	7/31/2008	2,148,662,544.13	2,139,127,699.80	9,534,844.33	2,500,000.00
N4G9	WA California Municipal Money Market Fund	7/31/2008	3,992,599,360.99	3,986,938,371.28	5,660,989.71	2,300,000.00

N4I9	LMP Managed Municipals Fund	7/31/2008	3,847,130,320.16	3,705,955,161.36	141,175,158.80	2,300,000.00
N4G6	WA Institutional Municipal Money Market Fund	7/31/2008	3,019,447,119.74	3,014,846,833.35	4,600,286.39	2,100,000.00
N4BK	LMP Capital and Income Fund	7/31/2008	2,900,737,890.26	2,747,623,948.19	153,113,942.07	2,500,000.00
N4C1	LMP Fundamental Value Fund	7/31/2008	3,165,802,021.35	3,145,254,730.63	20,547,290.72	2,100,000.00
N4L1	LMP Large Cap Growth Fund	7/31/2008	2,828,902,408.00	2,799,895,001.96	29,007,406.04	1,900,000.00
N4G4	WA Institutional Money Market Fund	7/31/2008	2,958,883,386.53	2,951,508,583.59	7,374,802.94	1,900,000.00
LI33	Citi Institutional Cash Reserves	7/31/2008	11,830,245,221.61	11,805,012,665.20	25,232,556.41	2,500,000.00
N4P5	LMP Appreciation Fund	7/31/2008	5,206,310,940.97	5,151,326,197.13	54,984,743.84	2,500,000.00
LI32	Citi Prime Cash Reserves Hub	7/31/2008	16,448,336,975.87	16,446,860,915.16	1,476,060.71	2,500,000.00
N4G7	WA Municipal Money Market Fund	7/31/2008	10,502,081,079.80	10,486,367,402.81	15,713,676.99	2,500,000.00
N4L9	LMP Aggressive Growth Fund	7/31/2008	7,172,071,961.62	7,158,767,970.41	13,303,991.21	2,500,000.00
LI11	Citi Institutional Liquid Reserves	7/31/2008	14,609,570,389.00	14,572,732,408.55	36,837,980.45	2,500,000.00
N4H0	WA Money Market Fund	7/31/2008	30,513,706,120.39	30,284,890,121.97	228,815,998.42	2,500,000.00
LI26	Citi Institutional Liquid Reserves Ltd	7/31/2008	30,099,348,038.81	30,032,555,496.90	66,792,541.91	2,500,000.00
LI08	Citi Liquid Reserves Hub	7/31/2008	46,702,804,708.71	46,698,510,942.88	4,293,765.83	2,500,000.00
N4TP	LMP U.S. Large Cap Equity Fund	7/31/2008	168,544,389.74	167,320,122.31	1,224,267.43	600,000.00

Legg Mason Partners Fidelity Bond Coverage 7/31/2008

Fund Number	Fund Name	Control Date	Fund Gross Assets 7/31/08	Registrant Gross Assets	Minimum Bond Requirement under rule 17g1 (note 1)	Registrant
N4O5	Barrett Opportunity Fund, Inc.	7/31/2008	114,178,708.28	114,178,708.28	525,000.00	Barrett Opportunity Fund Inc.
KVC3	LMP Global Equity Fund	7/31/2008	258,799,423.63			Legg Mason Partners Equity Trust
KVC5	LMP Diversified Large Cap Growth Fund	7/31/2008	119,475,579.77			Legg Mason Partners Equity Trust
N4C1	LMP Fundamental Value Fund	7/31/2008	3,165,802,021.35			Legg Mason Partners Equity Trust
N4F0	LMP Lifestyle Allocation 30%	7/31/2008	101,209,879.06			Legg Mason Partners Equity Trust
N4F6	LMP Lifestyle Allocation 50%	7/31/2008	306,436,271.11			Legg Mason Partners Equity Trust
0963	Legg Mason Partners Financial Services Fund	7/31/2008	138,218,710.10			Legg Mason Partners Equity Trust
N4F7	LMP Lifestyle Income Fund	7/31/2008	33,698,091.23			Legg Mason Partners Equity Trust
N4F8	LMP Lifestyle Allocation 85%	7/31/2008	600,518,853.80			Legg Mason Partners Equity Trust
N4F9	LMP Lifestyle Allocation 70%	7/31/2008	503,360,495.43			Legg Mason Partners Equity Trust
N4L1	LMP Large Cap Growth Fund	7/31/2008	2,828,902,408.00			Legg Mason Partners Equity Trust
N4L9	LMP Aggressive Growth Fund	7/31/2008	7,172,071,961.62			Legg Mason Partners Equity Trust
N4TP	Legg Mason Partners U.S. Large Cap Equity Fund	7/31/2008	168,544,389.74			Legg Mason Partners Equity Trust
N4M0	LMP All Cap Fund	7/31/2008	646,714,014.76			Legg Mason Partners Equity Trust
N4M5	LMP Mid Cap Core Fund	7/31/2008	904,625,834.79			Legg Mason Partners Equity Trust
N4N2	LMP Small Cap Core Fund	7/31/2008	36,829,330.49			Legg Mason Partners Equity Trust
N4N3	LMP S&P 500 Index Fund	7/31/2008	389,371,845.74			Legg Mason Partners Equity Trust
N4O8	LMP Capital Fund, Inc.	7/31/2008	717,359,128.57			Legg Mason Partners Equity Trust
N4O9	LMP Investors Value Fund, Inc.	7/31/2008	959,517,682.27			Legg Mason Partners Equity Trust
N4P0	LMP Small Cap Growth Fund	7/31/2008	903,307,748.11			Legg Mason Partners Equity Trust
N4P5	LMP Appreciation Fund	7/31/2008	5,206,310,940.97			Legg Mason Partners Equity Trust
N4Q4	LMP International All Cap Opportunity Fd	7/31/2008	288,340,903.58			Legg Mason Partners Equity Trust
N4T8	LMP Equity Fund	7/31/2008	679,637,145.66			Legg Mason Partners Equity Trust
N4VG	LMP Emerging Markets Equity Fund	7/31/2008	100,833,685.46			Legg Mason Partners Equity Trust
N4P7	LMP Social Awareness Fund	7/31/2008	210,742,756.80			Legg Mason Partners Equity Trust
N4WC	LMP Dividend Strategy Fund	7/31/2008	2,148,662,544.13			Legg Mason Partners Equity Trust
N4W6	LMP Small Cap Value Fund	7/31/2008	340,114,281.25			Legg Mason Partners Equity Trust
N4LF	LMP Lifestyle Allocation 100%	7/31/2008	63,766,472.42			Legg Mason Partners Equity Trust
N49K	LMP 130/30 US Large Cap Equity Fund	7/31/2008	10,761,658.47			Legg Mason Partners Equity Trust
N4BK	LMP Capital and Income Fund	7/31/2008	2,900,737,890.26			Legg Mason Partners Equity Trust
N4P3	LMP Convertible Fund	7/31/2008	60,946,908.47	31,965,618,857.04	2,500,000.00	Legg Mason Partners Equity Trust
N4N0	LMP Adjustable Rate Income Fund	7/31/2008	358,061,550.22			Legg Mason Partners Income Trust
N4I5	LMP California Municipals Fund	7/31/2008	903,911,866.32			Legg Mason Partners Income Trust
N4K6	LMP Core Plus Bond Fund	7/31/2008	228,736,029.66			Legg Mason Partners Income Trust
N4K7	LMP Short Term Inv Grade Bond Fund	7/31/2008	323,543,377.52			Legg Mason Partners Income Trust
N41O	LMP Diversified Strategic Income Fund	7/31/2008	738,166,986.27			Legg Mason Partners Income Trust
N4I6	LMP Core Bond Fund	7/31/2008	401,436,826.23			Legg Mason Partners Income Trust
N4J2	LMP Municipal High Income Fund	7/31/2008	538,416,039.99			Legg Mason Partners Income Trust
N4J7	LMP High Income Fund	7/31/2008	508,131,566.50			Legg Mason Partners Income Trust
N4B6	LMP Government Securities Fund	7/31/2008	929,327,636.41			Legg Mason Partners Income Trust
N4K5	LMP Investment Grade Bond Fund	7/31/2008	481,392,228.81			Legg Mason Partners Income Trust
N4I1	LMP Inter Maturity NY Municipals Fund	7/31/2008	124,876,044.98			Legg Mason Partners Income Trust
N4J0	LMP Inter Maturity CA Municipals Fund	7/31/2008	99,845,928.63			Legg Mason Partners Income Trust
N4I9	LMP Managed Municipals Fund	7/31/2008	3,847,130,320.16			Legg Mason Partners Income Trust
N4J3	LMP Massachusetts Municipals Fund	7/31/2008	124,987,560.30			Legg Mason Partners Income Trust

N4H7	LMP Pennsylvania Municipals Fund	7/31/2008	155,670,371.36			Legg Mason Partners Income Trust
N4I3	LMP New York Municipals Fund	7/31/2008	763,562,202.05			Legg Mason Partners Income Trust
N4J6	LMP Intermediate-Term Municipals Fd	7/31/2008	845,176,759.74			Legg Mason Partners Income Trust
N4J5	LMP New Jersey Municipals Fund	7/31/2008	267,780,360.15			Legg Mason Partners Income Trust
N4H9	LMP Oregon Municipals Fund	7/31/2008	88,660,081.53			Legg Mason Partners Income Trust
N4O6	LMP Short/Intermediate US Govt Fund	7/31/2008	82,589,892.19			Legg Mason Partners Income Trust
N4U3	LMP Global High Yield Bond Fund	7/31/2008	739,332,017.79			Legg Mason Partners Income Trust
N4U0	Western Asset Emerging Markets Debt Portfolio	7/31/2008	28,598,572.74			Legg Mason Partners Income Trust
N4T9	Western Asset Global High Yield Debt Portfolio	7/31/2008	55,841,869.33			Legg Mason Partners Income Trust
0978	LMP Global Income Fund	7/31/2008	254,308,096.14			Legg Mason Partners Income Trust
N4Y4	LMP Short Duration Muni Income Fund	7/31/2008	45,003,703.87			Legg Mason Partners Income Trust
N4Q8	LMP Inflation Management Fund	7/31/2008	81,687,603.87	13,016,175,492.76	2,500,000.00	Legg Mason Partners Income Trust
N49U	SMASh Series MEC Fund	7/31/2008	35,522.05			Legg Mason Partners Institutional Trust
N41U	SMASh Series M Portfolio	7/31/2008	103,252,210.19			Legg Mason Partners Institutional Trust
N43U	SMASh Series C Portfolio	7/31/2008	32,502,171.79			Legg Mason Partners Institutional Trust
N47U	SMASh Series EC Portfolio	7/31/2008	36,088,079.50			Legg Mason Partners Institutional Trust
N49S	SMASh Series MEC Seed Account	7/31/2008	12,463,432.62			Legg Mason Partners Institutional Trust
N41S	SMASh Series M Seed Account	7/31/2005	3,352.83			Legg Mason Partners Institutional Trust
LI71	Citi Institutional Enhanced Income Fund	7/31/2008	29,870,718.66			Legg Mason Partners Institutional Trust
N4G4	Western Asset Institutional Money Market Fund	7/31/2008	2,958,883,386.53			Legg Mason Partners Institutional Trust
N4G5	Western Asset Institutional Govt Money Market Fund	7/31/2008	6,656,464,528.41			Legg Mason Partners Institutional Trust
LI33	Citi Institutional Cash Reserves	7/31/2008	11,830,245,221.61			Legg Mason Partners Institutional Trust
LI11	Citi Institutional Liquid Reserves	7/31/2008	14,609,570,389.00			Legg Mason Partners Institutional Trust
LI19	Citi Institutional U.S. Treasury Reserves	7/31/2008	12,333,296,552.78			Legg Mason Partners Institutional Trust
LI44	Citi Institutional Tax Free Reserves	7/31/2008	2,191,281,562.36			Legg Mason Partners Institutional Trust
N4G6	Western Asset Institutional Muni Money Market Fund	7/31/2008	3,019,447,119.74	53,813,404,248.07	2,500,000.00	Legg Mason Partners Institutional Trust
LI07	Citi California Tax Free Reserves	7/31/2008	247,120,673.10			Legg Mason Partners Money Market Trust
LI15	Citi New York Tax Free Reserves	7/31/2008	974,216,241.05			Legg Mason Partners Money Market Trust
LI21	Citi Connecticut Tax Free Reserves	7/31/2008	457,200,069.57			Legg Mason Partners Money Market Trust
N4G8	Western Asset New York Municipal Money Market	7/31/2008	3,106,183,191.97			Legg Mason Partners Money Market Trust
N4G9	Western Asset California Municipal Money Market	7/31/2008	3,992,599,360.99			Legg Mason Partners Money Market Trust
N4H0	Western Asset Money Market Fund	7/31/2008	30,513,706,120.39			Legg Mason Partners Money Market Trust
N4H2	Western Asset Government Money Market Fund	7/31/2008	7,280,954,990.94			Legg Mason Partners Money Market Trust
LI09	Citi Cash Reserves	7/31/2008	1,260,306,701.05			Legg Mason Partners Money Market Trust
LI14	Citi Tax Free Reserves	7/31/2008	415,501,008.37			Legg Mason Partners Money Market Trust
LI17	Citi U.S. Treasury Reserves	7/31/2008	1,178,978,434.06			Legg Mason Partners Money Market Trust
N4G0	Western Asset Massachusetts Money Market Fund	7/31/2008	334,052,332.71			Legg Mason Partners Money Market Trust
N4G7	Western Asset Municipal Money Market Fund	7/31/2008	10,502,081,079.80	60,262,900,204.00	2,500,000.00	Legg Mason Partners Money Market Trust
N431	LMP Var MDP Gbl All Cap Growth & Value	7/31/2008	71,912,831.40			Legg Mason Partners Variable Equity Trust
N4C4	LMP Variable Lifestyle Allocation 50%	7/31/2008	171,204,857.88			Legg Mason Partners Variable Equity Trust
N4C5	LMP Variable Aggressive Growth Port	7/31/2008	983,239,895.04			Legg Mason Partners Variable Equity Trust
N4C6	LMP Variable Intl All Cap Opportunity Port	7/31/2008	118,733,813.75			Legg Mason Partners Variable Equity Trust
N4C7	LMP Variable Appreciation Port	7/31/2008	825,860,414.45			Legg Mason Partners Variable Equity Trust
N4L0	LMP Variable Large Cap Growth Port	7/31/2008	225,580,610.26			Legg Mason Partners Variable Equity Trust
N4IC	LMP Variable Dividend Strategy Port	7/31/2008	62,598,737.64			Legg Mason Partners Variable Equity Trust
N4Y1	LMP Var MDP All Cap Growth & Value	7/31/2008	175,834,466.83			Legg Mason Partners Variable Equity Trust
N4G2	LMP Variable Lifestyle Allocation 85%	7/31/2008	84,526,610.61			Legg Mason Partners Variable Equity Trust
N4G3	LMP Variable Lifestyle Allocation 70%	7/31/2008	92,379,908.65			Legg Mason Partners Variable Equity Trust
N4M4	LMP Variable Mid Cap Core Port	7/31/2008	88,326,751.38			Legg Mason Partners Variable Equity Trust
N4N1	LMP Variable Equity Index Port	7/31/2008	983,070,433.65			Legg Mason Partners Variable Equity Trust
N4P6	LMP Variable Social Awareness Port	7/31/2008	80,476,112.07			Legg Mason Partners Variable Equity Trust
N4Q2	LMP Variable Investors Port	7/31/2008	377,901,929.16			Legg Mason Partners Variable Equity Trust
N4T5	LMP Variable Small Cap Growth Port	7/31/2008	140,545,415.21			Legg Mason Partners Variable Equity Trust

N4W8	LMP Variable Fundamental Value Port	7/31/2008	905,671,431.33			Legg Mason Partners Variable Equity Trust
N45C	LMP Variable Capital and Income Port	7/31/2008	339,738,813.63	5,727,603,032.94	2,500,000.00	Legg Mason Partners Variable Equity Trust
N4U1	LMP Variable Strategic Bond Port	7/31/2008	96,725,519.74			Legg Mason Partners Variable Income Trust
N4U2	LMP Variable Global High Yield Bond Port	7/31/2008	126,746,599.21			Legg Mason Partners Variable Income Trust
N41P	LMP Variable Div Strategic Inc Port	7/31/2008	63,982,521.63			Legg Mason Partners Variable Income Trust
N4H5	LMP Variable Money Market Port	7/31/2008	580,717,334.44			Legg Mason Partners Variable Income Trust
N4K1	LMP Variable High Income Port	7/31/2008	193,334,566.07			Legg Mason Partners Variable Income Trust
N4Y8	LMP Variable Adjustable Rate Income Port	7/31/2008	35,166,551.40	1,096,673,092.49	1,250,000.00	Legg Mason Partners Variable Income Trust
N4SG	SMASh MEC Portfolio	7/31/2008	12,515,858.22			Master Portfolio Trust
LI32	Prime Cash Reserves Portfolio	7/31/2008	16,448,336,975.87			Master Portfolio Trust
LI70	Institutional Enhanced Portfolio	7/31/2008	37,941,050.30			Master Portfolio Trust
LI08	Liquid Reserves Portfolio	7/31/2008	40,270,195,339.37			Master Portfolio Trust
LI13	Tax Free Reserves Portfolio	7/31/2008	2,625,117,004.16			Master Portfolio Trust
N4SB	SMASh Series C Portfolio Hub	7/31/2008	32,358,905.32			Master Portfolio Trust
N4SD	SMASh Series EC Portfolio Hub	7/31/2008	50,086,568.23			Master Portfolio Trust
N4SA	SMASh Series M Portfolio Hub	7/31/2008	143,060,358.32			Master Portfolio Trust
LI16	U.S. Treasury Reserves Portfolio	7/31/2008	14,251,266,640.46	73,870,878,700.25	2,500,000.00	Master Portfolio Trust
N4U8	WA 2008 Worldwide Dollar Govt Term Trust Inc.	7/31/2008	355,128,766.40	355,128,766.40	750,000.00	Western Asset 2008 Worldwide Dollar Government Term Trust Inc.
N4JB	WA Emerging Markets Debt Fund Inc.	7/31/2008	584,950,283.35	584,950,283.35	900,000.00	Western Asset Emerging Markets Debt Fund Inc.
N4U7	WA Emerging Markets Float Rate Fd Inc	7/31/2008	55,207,494.99	55,207,494.99	400,000.00	Western Asset Emerging Markets Floating Rate Fund Inc.
N4AH	WA Emerging Markets Income Fd II Inc.	7/31/2008	360,118,081.84	360,118,081.84	750,000.00	Western Asset Emerging Markets Income Fund II Inc.
N4AG	WA Emerging Markets Income Fd Inc.	7/31/2008	63,004,605.95	63,004,605.95	400,000.00	Western Asset Emerging Markets Income Fund Inc.
N4Y7	WA Global High Income Fund Inc.	7/31/2008	648,183,362.81	648,183,362.81	900,000.00	Western Asset Global High Income Fund Inc.
N4U6	WA Global Partners Income Fund Inc.	7/31/2008	248,062,363.91	248,062,363.91	600,000.00	Western Asset Global Partners Income Fund Inc.
N4V8	WA High Income Fund II Inc.	7/31/2008	1,123,293,590.37	1,123,293,590.37	1,250,000.00	Western Asset High Income Fund II Inc.
N4U5	WA High Income Fund Inc.	7/31/2008	48,221,884.99	48,221,884.99	350,000.00	Western Asset High Income Fund Inc.
N4K0	WA High Income Opportunity Fd Inc.	7/31/2008	456,834,055.80	456,834,055.80	750,000.00	Western Asset High Income Opportunity Fund Inc.
N4JF	WA Inflation Management Fund Inc.	7/31/2008	194,646,342.21	194,646,342.21	600,000.00	Western Asset Inflation Management Fund Inc.
N4H6	WA Intermediate Muni Fund Inc.	7/31/2008	183,006,416.48	183,006,416.48	600,000.00	Western Asset Intermediate Muni Fund Inc.
N4J8	WA Managed High Income Fund Inc.	7/31/2008	274,903,200.55	274,903,200.55	750,000.00	Western Asset Managed High Income Fund Inc.
N4I4	WA Managed Municipals Fund Inc.	7/31/2008	750,414,180.53	750,414,180.53	1,000,000.00	Western Asset Managed Municipals Fund Inc.
N4J1	WA Municipal High Income Fund Inc.	7/31/2008	165,459,034.28	165,459,034.28	600,000.00	Western Asset Municipal High Income Fund Inc.
N4V2	WA Municipal Partners Fund Inc.	7/31/2008	223,907,188.22	223,907,188.22	600,000.00	Western Asset Municipal Partners Fund II Inc.
N4VF	WA Variable Rate Strategic Fd Inc.	7/31/2008	147,373,794.52	147,373,794.52	525,000.00	Western Asset Variable Rate Strategic Fund Inc.
N4AJ	WA Worldwide Income Fund Inc.	7/31/2008	199,516,823.16	199,516,823.16	600,000.00	Western Asset Worldwide Income Fund Inc.
N4J9	WA Zenix Income Fund Inc.	7/31/2008	79,672,731.91	79,672,731.91	450,000.00	Western Asset Zenix Income Fund Inc.
N4NK	LMP Capital and Income Fund Inc.	7/31/2008	716,286,669.00	716,286,669.00	900,000.00	LMP Capital and Income Fund Inc.
N4V6	LMP Corporate Loan Fund Inc.	7/31/2008	207,026,505.49	207,026,505.49	600,000.00	LMP Corporate Loan Fund Inc.
N4LA	LMP Real Estate Income Fund Inc.	7/31/2008	255,855,350.63	255,855,350.63	750,000.00	LMP Real Estate Income Fund Inc.
N4T9	WA Global High Yield Bond Portfolio	7/31/2008	55,841,869.33			Western Asset Funds II, Inc.
N4U0	WA Emerging Markets Debt Portfolio	7/31/2008	28,598,572.74	84,440,442.07	450,000.00	Western Asset Funds II, Inc.

			247,292,945,505.29	247,292,945,505.29	32,250,000.00

Notes:

1) Cap amount of $2,500,000 for asset balances in excess of $4.5billion

	N4yc is now N4Y1 N43C is now N431 N46C merged to N4C7 N44C liquidated

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

DECLARATIONS

Item 1.	Name of Insured (the “Insured”)	Bond Number
	Legg Mason Partners Equity Trust	87028208B

Principal Address: 100 Light St., 29th Floor, Baltimore, MD 21202

Item 2.	Bond Period: from 12:01 a.m. on July 15, 2008, to 12:01 a.m. on July 15, 2009, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—

Subject to Sections 9, 10 and 12 hereof:

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A- FIDELITY	$100,000,000	N/A
Insuring Agreement B- AUDIT EXPENSE	$50,000	$10,000
Insuring Agreement C- ON PREMISES	$100,000,000	$250,000
Insuring Agreement D- IN TRANSIT	$100,000,000	$250,000
Insuring Agreement E- FORGERY OR ALTERATION	$100,000,000	$250,000
Insuring Agreement F- SECURITIES	$100,000,000	$250,000
Insuring Agreement G- COUNTERFEIT CURRENCY	$100,000,000	$250,000
Insuring Agreement H- UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS	$100,000,000	$250,000

If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J- COMPUTER SECURITY	$100,000,000	$250,000

Item 4.	Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Matthew Link
Authorized Representative

Bond (12/03)

INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of

Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’

fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I	. “Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.	“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

R.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.	Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured’s proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured

Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Legg Mason Partners Equity Trust, a series fund consisting of:

¡	Legg Mason Partners 130/30 U.S. Large Cap Equity Fund

¡	Legg Mason Partners Aggressive Growth Fund

¡	Legg Mason Partners Appreciation Fund

¡	Legg Mason Partners Capital and Income Fund

¡	Legg Mason Partners Capital Fund

¡	Legg Mason Partners Classic Values Fund

¡	Legg Mason Partners Convertible Fund

¡	Legg Mason Partners Diversified Large Cap Growth Fund

¡	Legg Mason Partners Dividend Strategy Fund

¡	Legg Mason Partners Emerging Markets Equity Fund

¡	Legg Mason Partners Equity Fund

¡	Legg Mason Partners Financial Services Fund

¡	Legg Mason Partners Fundamental Value Fund

¡	Legg Mason Partners Global Equity Fund

¡	Legg Mason Partners International All Cap Opportunity Fund

¡	Legg Mason Partners Investors Value Fund

¡	Legg Mason Partners Large Cap Growth Fund

¡	Legg Mason Partners Lifestyle Allocation 100%

¡	Legg Mason Partners Lifestyle Allocation 30%

¡	Legg Mason Partners Lifestyle Allocation 50%

¡	Legg Mason Partners Lifestyle Allocation 70%

¡	Legg Mason Partners Lifestyle Allocation 85%

¡	Legg Mason Partners Lifestyle Income Fund

¡	Legg Mason Partners Mid Cap Core Fund

¡	Legg Mason Partners All Cap Fund

¡	Legg Mason Partners S&P 500 Index Fund

¡	Legg Mason Partners Small Cap Core Fund

¡	Legg Mason Partners Small Cap Growth Fund

¡	Legg Mason Partners Small Cap Value Fund

¡	Legg Mason Partners Social Awareness Fund

¡	Legg Mason Partners U.S. Large Cap Equity Fund

Legg Mason Partners Income Trust, a series fund consisting of:

¡	Legg Mason Partners Adjustable Rate Income Fund

¡	Legg Mason Partners California Municipals Fund Inc.

¡	Legg Mason Partners Core Bond Fund

¡	Legg Mason Partners Core Plus Bond Fund

¡	Legg Mason Partners Diversified Strategic Income Fund

¡	Legg Mason Partners Global Income Fund

¡	Legg Mason Partners Global High Yield Bond Fund

¡	Legg Mason Partners Government Securities Fund

¡	Legg Mason Partners High Income Fund

¡	Legg Mason Partners Inflation Management Fund

¡	Legg Mason Partners Intermediate Maturity California Municipals Fund

¡	Legg Mason Partners Intermediate Maturity New York Municipals Fund

¡	Legg Mason Partners Intermediate-Term Municipals Fund

¡	Legg Mason Partners Investment Grade Bond Fund

¡	Legg Mason Partners Managed Municipals Fund

¡	Legg Mason Partners Massachusetts Municipals Fund

¡	Legg Mason Partners Municipal High Income Fund

¡	Legg Mason Partners New Jersey Municipals Fund

¡	Legg Mason Partners New York Municipals Fund

¡	Legg Mason Partners Oregon Municipals Fund

¡	Legg Mason Partners Pennsylvania Municipals Fund

¡	Legg Mason Partners Short Duration Municipal Income Fund

¡	Legg Mason Partners Intermediate-Term US Government Fund

¡	Legg Mason Partners Short-Term Investment Grade Bond Fund

¡	Western Asset Emerging Markets Debt Portfolio

¡	Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Money Market Trust, a series fund consisting of:

¡	Western Asset California Municipal Money Market Fund

¡	Citi California Tax Free Reserves

¡	Citi Cash Reserves

¡	Citi Connecticut Tax Free Reserves

¡	Citi New York Tax Free Reserves

¡	Citi Tax Free Reserves

¡	Citi U.S. Treasury Reserves

¡	Western Asset Massachusetts Municipal Money Market Fund

¡	Western Asset New York Municipal Money Market Fund

¡	Western Asset Money Market Fund

¡	Western Asset Government Money Market Fund

¡	Western Asset Municipal Money Market Fund

Legg Mason Partners Institutional Trust, a series fund consisting of:

¡	Western Asset Institutional Money Market Fund

¡	Citi Institutional Cash Reserves

¡	Citi Institutional Enhanced Income Fund

¡	Citi Institutional Liquid Reserves

¡	Citi Institutional Tax Free Reserves

¡	Citi Institutional US Treasury Reserves

¡	Western Asset Institutional Government Money Market Fund

¡	Western Asset Institutional Municipal Money Market Fund

¡	SMASh Series C Fund

¡	SMASh Series EC Fund

¡	SMASh Series M Fund

¡	SMASh Series MEC Fund

Legg Mason Partners Premium Money Market Trust, a series fund consisting of:

¡	Citi Premium Liquid Reserves

¡	Citi Premium US Treasury Reserves

Master Portfolio Trust, a series fund consisting of:

¡	Liquid Reserves Portfolio

¡	U.S. Treasury Reserves Portfolio

¡	Tax Free Reserves Portfolio

¡	Prime Cash Reserves Portfolio

¡	Institutional Enhanced Portfolio

¡	SMASh Series C Portfolio

¡	SMASh Series EC Portfolio

¡	SMASh Series M Portfolio

¡	SMASh Series MEC Portfolio

Legg Mason Partners Variable Equity Trust, a series fund consisting of:

¡	Legg Mason Partners Variable Aggressive Growth Portfolio

¡	Legg Mason Partners Variable Appreciation Portfolio

¡	Legg Mason Partners Variable Capital Portfolio

¡	Legg Mason Partners Variable Capital and Income Portfolio

¡	Legg Mason Partners Variable Dividend Strategy Portfolio

¡	Legg Mason Partners Variable Equity Index Portfolio

¡	Legg Mason Partners Variable Fundamental Value Portfolio

¡	Legg Mason Partners Variable Global Equity Portfolio

¡	Legg Mason Partners Variable International All Cap Opportunity Portfolio

¡	Legg Mason Partners Variable Investors Portfolio

¡	Legg Mason Partners Variable Large Cap Growth Portfolio

¡	Legg Mason Partners Variable Lifestyle Allocation 50%

¡	Legg Mason Partners Variable Lifestyle Allocation 70%

¡	Legg Mason Partners Variable Lifestyle Allocation 85%

¡	Legg Mason Partners Variable Mid Cap Core Portfolio

¡	Legg Mason Partners Variable Small Cap Growth Portfolio

¡	Legg Mason Partners Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust, a series fund consisting of:

¡	Legg Mason Partners Variable Adjustable Rate Income Portfolio

¡	Legg Mason Partners Variable Diversified Strategic Income Portfolio

¡	Legg Mason Partners Variable Global High Yield Bond Portfolio

¡	Legg Mason Partners Variable High Income Portfolio

¡	Legg Mason Partners Variable Money Market Portfolio

¡	Legg Mason Partners Variable Strategic Bond Portfolio

Barrett Opportunity Fund, Inc.

LMP Capital and Income Fund Inc.

LMP Corporate Loan Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset 2008 Worldwide Dollar Government Term Trust Inc.

Western Asset Emerging Markets Debt Fund Inc.

Western Asset Emerging Markets Floating Rate Fund, Inc.

Western Asset Emerging Markets Income Fund II Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Inflation Management Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Zenix Income Fund Inc.

Western Asset Municipal Partners Fund, Inc.

Legg Mason Permal Global Active Strategies Master Fund

Legg Mason Permal Global Active Strategies Fund

Legg Mason Permal Global Active Strategies TEI Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/2)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or

(3)	written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN33.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, or (b) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

•	by use of an automated telephone tone or voice response system ; or

•	by transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections; or

•	by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN48.0-03 (12/03)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

Most property and casualty insurers, including ICI Mutual Insurance Company (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for “acts of terrorism.” However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RN53.0-01 (7/06)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) is communicating with purchasers of such securities only by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus or Statement of Additional Information regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority; and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN26.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Legg Mason Partners Equity Trust		87028208B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 15, 2008	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

“Discovery occurs when a member of the Financial/Administration Department, the Treasurer, the General Counsel, or the Senior Compliance Officer(s) of Legg Mason, Inc. becomes aware of facts which would cause a reasonable person to assume that a loss covered by the Bond has been or is likely to be incurred, regardless of when the act causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known. Notice to a member of the Financial/Administration Department, Treasurer, General Counsel, or Senior Compliance Officer(s) of Legg Mason, Inc. of an actual or potential claim by a third party which alleged that the Insured is liable under circumstances which, if true, would create a loss under this Bond, constitutes such discovery.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RM27-03 (6/97)